MANAGEMENT'S DISCUSSION AND ANALYSIS
March 3, 2015
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, together with the notes related thereto (the "Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report to the United States Securities and Exchange Commission on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated changes to the Company's reserves and production in Egypt and Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2015, including expected 2015 average production, funds flow from operations, the 2015 capital program for exploration and development, the timing and method of financing thereof, the terms of drilling commitments under the PSCs and the method of funding such drilling commitments, the Company's beliefs regarding the reserve and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

2014	1

DIVIDENDS
During the year ended December 31, 2014, the Company paid the following dividends on its common shares:

Ex-dividend date	Record date	Payment date	Per share amount
May 20, 2014	May 22, 2014	May 28, 2014	$0.10
June 12, 2014	June 16, 2014	June 30, 2014	$0.05
September 11, 2014	September 15, 2014	September 30, 2014	$0.05
December 11, 2014	December 15, 2014	December 31, 2014	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders. The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
On March 3, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, payable in cash on March 31, 2015 to shareholders of record on March 16, 2015.
The quarterly dividend declared on March 3, 2015 has been designated as an eligible dividend under the Income Tax Act (Canada).
MANAGEMENT STRATEGY AND OUTLOOK
The Q1-2015 outlook provides information as to management’s expectation for results of operations for Q1-2015. Readers are cautioned that the Q1-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q1-2015 Outlook
It is expected that Q1-2015 production will average approximately 14,500 Bopd.  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the pricing that the Company is able to negotiate for its crude. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
On January 24th TransGlobe lifted its first directly marketed crude oil shipment.  That cargo was exclusively West Gharib entitlement production.  The total amount lifted was approximately 545,000 barrels and TransGlobe’s entitlement production from West Gharib in Q1-2015 is estimated to be 415,000 barrels.  The over-lift portion of the marketed cargo or approximately 130,000 barrels will be applied against outstanding receivables at the end of Q1-2015.  West Bakr will be in an under-lift (unsold) position of approximately 175,000 entitlement barrels at the end of the quarter and it is expected that April’s cargo will be attributable to the Company’s West Bakr entitlement production.
Q2-2015 Outlook
It is expected that second quarter production will be approximately 13,300 Bopd.

2015 Capital Budget
($ millions)	2015
Egypt	37.0
Yemen	0.5
Total	37.5
The 2015 capital program is split 49:51 between development and exploration, respectively. The focus for 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt, completing the planned 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert and preparing the three new North West Gharib oil discoveries for development. The Company currently plans to drill five wells in 2015 (all in Q1), however, drilling activities can be adjusted should oil prices improve during 2015. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

2	2014

Reconciliation of Funds Flow from Operations

($000s)	2014	2013
Cash flow from operating activities	146,977	199,508
Changes in non-cash working capital	(26,488)	(60,390)
Funds flow from operations*	120,489	139,118
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and
    Comprehensive Income. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Recycle ratio
Recycle ratio is a measure that is used to evaluate the efficiency of the Company's capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis. Recycle ratio does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”) with additional legacy non-operated assets in the Republic of Yemen (“Yemen”).

2014	3

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2014	% Change	2013	% Change	2012

Operations
Average production volumes (Bopd)	16,103	(12)	18,284	5	17,432
Average sales volumes (Bopd)	16,161	(11)	18,193	4	17,496
Average price ($/Bbl)	86.99	(9)	95.70	(3)	99.01
Oil sales	513,153	(19)	635,496	—	633,992
Oil sales, net of royalties	274,594	(13)	315,316	(1)	317,666
Cash flow from operating activities	146,977	(26)	199,508	112	93,992
Funds flow from operations*	120,489	(13)	139,118	(9)	153,498
- Basic per share	1.61		1.88		2.09
- Diluted per share **	1.46		1.70		2.03
Net earnings	11,482	(80)	58,512	(33)	87,734
Net earnings (loss) - diluted	(1,638)	(103)	53,036	(40)	87,734
- Basic per share	0.15		0.79		1.20
- Diluted per share	(0.02)		0.65		1.16
Dividends paid	18,752	100	—	—	—
Dividends paid per share	0.25	100	—	—	—
Total assets	654,058	(3)	675,800	3	653,425
Cash and cash equivalents	140,390	15	122,092	47	82,974
Convertible debentures	69,093	(21)	87,539	(11)	98,742
Total long-term debt, including current portion	—	—	—	(100)	16,885
Debt-to-funds flow ratio***	0.6		0.6		0.8
Reserves
Total Proved (MMBbl)****	22.1	(30)	31.6	(4)	32.8
Total Proved plus Probable (MMBbl)****	33.5	(26)	45.3	(7)	48.7
 * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Funds flow from operations per share (diluted) prior to the dilutive impact of the convertible debentures was $1.59 for the year ended December 31, 2014 (2013 - $1.84; 2012 - $2.03).
 *** Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies. See "Additional Measures".

  **** As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 30, 2015, January 15, 2014 and January 18, 2013 with effective dates of December 31, 2014, December 31, 2013 and December 31, 2012, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2014 compared with 2013, TransGlobe:

•	Experienced a decrease in total sales volumes of 11% as a result of a 12% decline in sales volumes from Egypt which was partially offset by a 24% increase in sales volumes in Yemen;

•
Reported net earnings of $11.5 million, which includes a $71.4 million non-cash impairment loss, a majority of which relates to the write-down of the Company's Yemen assets of $51.5 million. The remaining impairment loss relates to the Company's East Ghazalat and West Bakr concessions, where impairment losses of $16.6 million and $3.3 million were recognized, respectively. The Company also experienced a foreign exchange gain of $6.5 million and an unrealized non-cash gain on the fair value of the convertible debenture of $11.6 million;

•
Achieved funds flow from operations of $120.5 million, which represents a decrease of 13% from 2013. The decrease in funds flow from operations in 2014 is principally due to a reduction in volumes, a decrease in realized oil prices and increased production and operating costs offset by a one-time break fee payment received on the reverse termination of the agreement to merge with Caracal Energy Inc. The increase in production and operating expenses was principally related to a significant increase in well servicing costs relating to faulty progressive cavity pumps at West Gharib (which also negatively impacted production), increased fuel costs, and increased costs at West Bakr associated with replacing pump jacks that were at the end of their life cycles;

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at December 31, 2014;

•	Spent $107.5 million on capital programs, which was funded entirely with funds flow from operations;

•	Paid a total of $18.8 million ($0.25/share) in dividends;

•
Collected a total of $233.5 million from EGPC (2013 - $275.2 million), bringing the 2014 year-end accounts receivable balance to $117.6 million, which is its lowest point since the second quarter of 2011; and

•	Increased the Company's cash and cash equivalent position to $140.4 million as at December 31, 2014, which represents a 15% increase from December 31, 2013.

4	2014

2014 TO 2013 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
2013 net earnings	58,512	0.78
Cash items
Volume variance	(64,541)	(0.84)	(110)
Price variance	(57,802)	(0.70)	(99)
Royalties	81,621	0.99	139
Expenses:
Production and operating	(10,677)	(0.13)	(18)
Cash general and administrative	(1,654)	(0.02)	(3)
Exploration	(533)	(0.01)	(1)
Current income taxes	25,812	0.31	44
Realized foreign exchange gain (loss)	(64)	—	—
Interest on long-term debt	1,559	0.02	3
Other income	9,209	0.11	16
Total cash items variance	(17,070)	(0.27)	(29)
Non-cash items
Unrealized foreign exchange gain (loss)	1,508	0.02	3
Depletion and depreciation	(2,175)	(0.03)	(4)
Unrealized gain (loss) on financial instruments	6,335	0.08	11
Impairment loss	(41,302)	(0.50)	(71)
Stock-based compensation	(650)	(0.01)	(1)
Deferred income taxes	6,313	0.08	11
Deferred lease inducement	7	—	—
Amortization of deferred financing costs	4	—	—
Total non-cash items variance	(29,960)	(0.36)	(51)
2014 net earnings	11,482	0.15	(80)
Other items affecting diluted earnings per share
Convertible debentures		(0.17)	(23)
2014 net earnings per share - diluted		(0.02)	(103)
Net earnings decreased to $11.5 million in 2014 compared to $58.5 million in 2013. The largest earnings variance item from 2013 to 2014 relates to the non-cash impairment loss of $71.4 million in aggregate on the Company's exploration and producing properties at year-end 2014. The majority of the impairment loss ($51.5 million) relates to the Company's Yemen assets, which have been written down to a net book value of zero. In Egypt, the Company recorded an impairment loss of $3.3 million on its West Bakr concession and $16.6 million on its East Ghazalat concession. The negative earnings impact of reduced volumes and oil prices totaled $122.3 million in aggregate versus prior year, which was partially offset by decreased royalties and current income taxes, which amounted to a positive variance of $107.4 million. The reverse termination fee received from Caracal in the amount of $9.2 million (included in other income), the non-cash gain on the fair value of the convertible debentures and foreign exchange fluctuations also impacted earnings in a significant positive manner.
BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2014	2013
Dated Brent average oil price ($/Bbl)	99.03	108.64
U.S./Canadian Dollar average exchange rate	1.1048	1.0303

2014	5

The price of Dated Brent oil averaged 9% lower in 2014 compared with 2013. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices.
Egypt has been experiencing significant political changes over the past four years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has experienced delays in the collection of accounts receivable from the Egyptian government. The Company collected a substantial amount on overdue receivables in Q4-2014, amounting to total collections of $140.1 million in the quarter. Fourth quarter collections consisted of the proceeds from one and a half cargo liftings, a lump sum cash payment of $50 million, along with other regular cash receipts and offsets. Total collections in 2014 amounted to $233.5 million, which has reduced the outstanding receivable balance from $148.3 million as at December 31, 2013 to $117.6 million at December 31, 2014. The accounts receivable balance as at December 31, 2014 is at its lowest point since the second quarter of 2011. Furthermore, the Company entered into a new joint marketing agreement with EGPC in December. The new agreement, which became effective in January 2015, allows TransGlobe to directly contract oil shipments with international buyers. The first oil shipment under this agreement was lifted on January 24, 2015 and was delivered to the end buyer in late February, and the second lifting is scheduled for April 2015. TransGlobe anticipates that this new marketing process will be extended and thereby reduce or eliminate future issues regarding receivables for oil sales.
In an effort to expand the Company’s exploration opportunities in Egypt, TransGlobe submitted a bid on the North West Sitra ("NW Sitra") concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. On September 3, 2014, it was announced that TransGlobe was the successful bidder on the NW Sitra concession, and the ratification approval process of the new concession was completed on January 8, 2015.
In Yemen, the continued and deteriorating risk profile has caused TransGlobe to write its Yemen assets down to nil on the Consolidated Balance Sheet. The Company provided notice in January 2015 to relinquish its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest), effective March 31, 2015 and February 28, 2015, respectively. Block 32 is a very mature asset which has become uneconomic due to declining production and high fixed costs. Based on an internal review, Block 32 would remain uneconomic even if oil prices rebounded to the $108 per barrel level received over the past several years. On Block 72, the Company has been waiting over three years to drill the Gabdain #3 exploration well due to security issues which, in the Company's assessment, are unlikely to improve in the near to medium term. The Company has retained its 25% working interest in Block S-1 and Block 75 and reclassified the Block S-1 reserves to Contingent Resources. Block S-1 remains shut-in since January 2014 due to continued attacks on the oil sales pipeline primarily related to ongoing labor disputes. Block S-1 represents approximately 1,200 to 1,600 Bopd of shut-in production to TransGlobe's working interest. Block S-1 could be placed back on production if the pipeline is repaired and remains operational.

6	2014

SELECTED QUARTERLY FINANCIAL INFORMATION

	2014				2013
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Average production volumes (Bopd)	15,172	15,109	16,112	18,067	18,519	18,197	18,417	18,001

Average sales volumes (Bopd)	15,139	15,132	16,485	17,932	18,213	18,109	18,539	17,909
Average price ($/Bbl)	66.41	88.59	96.14	94.89	96.10	97.18	90.48	99.21
Oil sales	92,488	123,317	144,208	153,140	161,035	161,900	152,646	159,915
Oil sales, net of royalties	52,340	67,848	76,040	78,366	81,196	78,531	76,223	79,366
Cash flow from operating activities	113,422	(3,123)	33,467	3,211	109,226	22,035	16,347	51,900
Funds flow from operations*	15,932	28,885	43,185	32,487	36,743	33,483	32,887	36,005
Funds flow from operations per share
- Basic	0.21	0.38	0.58	0.44	0.49	0.45	0.45	0.49
- Diluted	0.19	0.35	0.57	0.43	0.49	0.44	0.40	0.44
Net earnings (loss)	(50,571)	19,162	26,199	16,692	6,893	16,344	10,397	24,878
Net earnings (loss) - diluted	(63,384)	14,934	26,199	16,692	6,893	16,344	(183)	21,427
Net earnings per share
- Basic	(0.67)	0.26	0.35	0.22	0.09	0.22	0.14	0.34
- Diluted	(0.77)	0.18	0.35	0.22	0.09	0.22	—	0.26
Dividends paid	3,762	3,761	11,229	—	—	—	—	—
Dividends paid per share	0.05	0.05	0.15	—	—	—	—	—
Total assets	654,058	720,306	705,859	692,341	675,800	723,708	670,996	672,675
Cash and cash equivalents	140,390	77,939	110,057	107,607	122,092	128,162	101,435	112,180
Convertible debentures	69,093	83,229	88,814	87,765	87,539	85,300	81,830	93,842
Total long-term debt, including current portion	—	—	—	—	—	39,040	15,224	17,097
Debt-to-funds flow ratio**	0.6	0.6	0.6	0.6	0.6	0.8	0.6	0.7
  * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Additional Measures".

During the fourth quarter of 2014, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at December 31, 2014;

•
Reported net loss of $50.6 million, a decrease in net earnings of $57.5 million from the fourth quarter of 2013, which was principally due to a $71.4 million impairment loss on the Company's exploration and producing petroleum properties in Yemen, West Bakr and East Ghazalat;

•	Paid a quarterly dividend of $3.8 million ($0.05/share) during the fourth quarter of 2014;

•
Achieved funds flow from operations of $15.9 million, a decrease of 57% from Q4-2013, which was principally due to decreased sales volumes and lower oil prices, combined with increased operating costs;

•
Experienced a substantial increase in cash flow from operating activities in Q4-2014 as compared to most other quarters in the table above. This is due to collections on accounts receivable from the Egyptian Government in the amount of $140.1 million during Q4-2014. Collections in the fourth quarter included one and a half cargo liftings, a lump-sum cash payment of $50 million on December 31, and other regular cash payments and offsets; and

•
Spent $49.7 million on capital programs, which related to the Company's seismic program in the Eastern Desert of Egypt and the drilling of 17 wells during the fourth quarter resulting in 8 oil wells and 9 dry holes.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	2014	2013
Egypt	15,767	17,874
Yemen	336	410
Total Company	16,103	18,284

2014	7

Sales Volumes

	2014	2013
Egypt	15,767	17,874
Yemen	394	319
Total Company	16,161	18,193

Netback

Consolidated
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	513,153	86.99	635,496	95.70
Royalties	238,559	40.44	320,180	48.22
Current taxes	63,039	10.69	88,851	13.38
Production and operating expenses	76,468	12.96	65,791	9.91
Netback	135,087	22.90	160,674	24.19

Egypt
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	498,556	86.63	622,790	95.46
Royalties	235,154	40.86	316,211	48.47
Current taxes	61,972	10.77	87,583	13.42
Production and operating expenses	64,977	11.29	58,215	8.92
Netback	136,453	23.71	160,781	24.65
The netback per Bbl in Egypt decreased 4% in 2014 compared with 2013. The main reason for the decreased netback was the effect of a 9% reduction in realized oil prices in 2014 as compared to 2013. Production and operating expenses increased by 27% on a per Bbl basis which was principally related to a significant increase in well servicing costs relating to faulty progressive cavity pumps at West Gharib (which also negatively impacted production), increased fuel costs, along with increased costs at West Bakr associated with replacing pump jacks that were at the end of their life cycles. Royalties and taxes as a percentage of revenue decreased from 65% in 2013 to 60% in 2014 as a result of higher operating costs and lower oil prices. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government. Also contributing to the decrease in netback per barrel was the production mix in 2014 as compared to 2013. In 2014, West Gharib and West Bakr contributed 61% and 35%, respectively, to total Egypt production, whereas in 2013 the two concessions contributed 70% and 28%, respectively. The decline in West Gharib production as a percentage of total Egypt production contributed to the reduced netbacks, as the West Gharib PSC has more favorable terms than the West Bakr PSC.
In Egypt, the average selling price in 2014 was $86.63/Bbl, which was $12.40/Bbl lower than the average Dated Brent oil price of $99.03/Bbl for the period. This difference represents a gravity/quality adjustment for West Gharib, West Bakr and East Ghazalat, and an additional marketing difference for West Bakr. The appropriateness of the West Bakr marketing difference is being discussed with EGPC as part of the broader export discussions occurring between the Company and EGPC.

Yemen
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	14,597	101.50	12,706	109.13
Royalties	3,405	23.68	3,969	34.09
Current taxes	1,067	7.42	1,268	10.89
Production and operating expenses	11,491	79.90	7,576	65.07
Netback	(1,366)	(9.50)	(107)	(0.92)
In Yemen, the Company experienced a negative netback per Bbl of $9.50 in 2014. Production and operating expenses remain at elevated levels on a per Bbl basis in 2014 as a result of production shut-ins on Block S-1 and Block 32 during the year. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. On Block S-1, these operating costs will be recovered from cost oil when production resumes. The Company is discussing with the operator how to decrease these fixed operating costs while not on production.
Royalties and taxes as a percentage of revenue decreased to 31% in the year ended December 31, 2014, compared with 41% in 2013. The reduced government take is the result of the recovery of cost pools that were built up during periods when production was shut-in on Block S-1.
In January 2015, the Company provided notice of relinquishment of its interests in Block 32 and Block 72 in Yemen due to ongoing political and tribal turmoil in the vicinity of these blocks. The Company's reserves at Block S-1 have been classified as Contingent Resources as at December 31, 2014 due to the lack of production from the block for an extended period of time. The Company has retained its 25% interest in Blocks S-1 and 75.

8	2014

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	31,351	5.31	27,257	4.10
Stock-based compensation	5,914	1.00	5,264	0.79
Capitalized G&A and overhead recoveries	(7,399)	(1.25)	(4,952)	(0.75)
G&A (net)	29,866	5.06	27,569	4.14
G&A expenses (net) increased 8% in 2014 compared with 2013 (22% on a per bbl basis). G&A (gross) was elevated in 2014 mostly due to increased staffing costs and increased stock-based compensation in 2014 as compared to 2013. Stock-based compensation increased in 2014 compared with 2013 mostly as a result of the issuance of restricted share units, performance share units and deferred share units during Q2-2014.
FINANCE COSTS
Finance costs for the year ended December 31, 2014 decreased to $7.6 million compared with $9.1 million in 2013. Interest expense on the convertible debentures decreased to $5.3 million in 2014, compared with $5.7 million in 2013. The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to lower amounts drawn on the Company's Borrowing Base Facility in 2014 as compared to 2013, and due to the capitalization of interest costs incurred on outstanding letters of credit in 2014.

(000s)	2014	2013
Interest expense	$6,462	$8,021
Amortization of deferred financing costs	1,105	1,109
Finance costs	$7,567	$9,130
The Company had no long-term debt outstanding under the Borrowing Base Facility as at December 31, 2014 (December 31, 2013 - $nil). The borrowing base was reduced from $100.0 million to $85.5 million on December 31, 2014 as a result of a scheduled reduction to the facility. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.45 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.06 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	49,387	8.58	47,659	7.31
Yemen	1,741	12.11	1,347	11.57
Corporate	461	—	408	—
	51,589	8.75	49,414	7.44
In Egypt, DD&A increased 17% on a per Bbl basis in the year ended December 31, 2014 compared to 2013. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt.
In Yemen, DD&A increased 5% on a per Bbl basis for the year ended December 31, 2014 compared to 2013. This increase is mostly due to lower reserves in Yemen throughout 2014 as compared to 2013.

2014	9

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS AND PETROLEUM PROPERTIES

The Company recorded an impairment loss of $71.4 million in aggregate on its exploration and producing properties at year-end 2014. The majority of the impairment loss ($51.5 million) relates to the Company's Yemen properties, which have been written down to a net book value of zero on the December 31, 2014 Consolidated Balance Sheet. In January 2015, the Company provided notice of relinquishment of its interests in Block 32 and Block 72 in Yemen due to ongoing political and tribal turmoil in the vicinity of these blocks. These assets had an aggregate carrying value of $13.8 million, and were written off in full as at December 31, 2014. The Company's reserves at Block S-1 have been classified as contingent resources as at December 31, 2014 due primarily to the lack of production from the block for an extended period of time and management's assessment of the likelihood of production resuming in the near future. Because there are currently no proved plus probable reserves assigned to Block S-1, the net present value of the oil reserves on the block are assigned a nil valuation, and the net book value of the block has been written off in full ($31.5 million). Furthermore, the Company has written off its exploration assets at Block 75 ($6.1 million) since there are no plans for further spending on the exploration block until political and security issues are resolved.

In Egypt, the Company recorded an impairment loss of $3.3 million on its West Bakr concession and $16.6 million on its East Ghazalat concession. On the East Ghazalat concession, $6.4 million of the impairment loss relates to the North Dabaa discovery, which is not expected to attribute any future value to TransGlobe based on current pricing and cost structure. The remaining $10.2 million impairment at East Ghazalat and the $3.3 million impairment at West Bakr were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to reduced quantities of reserves and lower oil prices in late 2014.

In 2013, the Company recorded impairment losses on both the South Mariut and East Ghazalat blocks. On the South Mariut block, the Company drilled two exploration wells during the first quarter of 2013 and one exploration well during the second quarter of 2013, all of which were dry and subsequently plugged and abandoned. The Company and its joint interest partner fulfilled their commitments under the terms of the South Mariut Concession Agreement, and elected not to commit to the second and final two-year extension period and subsequently relinquished the block. Because the Company and its partners had no plans for further exploration in the South Mariut block, the Company recorded an impairment loss on the South Mariut exploration and evaluation assets in the amount of $19.9 million in 2013. The impairment related to all intangible exploration and evaluation asset costs, including the costs of acquisition, that had been carried at South Mariut.
The Company also recorded an impairment loss in the amount of $10.2 million on its East Ghazalat petroleum properties during the year ended December 31, 2013. The Company experienced a decrease in the net present value of its East Ghazalat oil reserves in the Safwa development lease as at December 31, 2013 as compared to December 31, 2012, causing the recoverable amount to decrease to a level below the carrying value of the East Ghazalat assets as at December 31, 2013. The impairment loss was recorded to reduce the carrying value of the East Ghazalat assets to their recoverable amount.
CAPITAL EXPENDITURES

($000s)	2014	2013
Egypt	105,169	125,004
Yemen	1,537	3,740
Corporate	833	426
Total	107,539	129,170

In Egypt, total capital expenditures in 2014 were $105.2 million (2013 - $125.0 million). During 2014, the Company drilled nine oil wells and one dry hole at West Gharib. The Company also drilled eleven oil wells, one service well and one dry hole at West Bakr and three oil wells, one gas/condensate well and one dry hole at East Ghazalat. On the NW Gharib exploration block, TransGlobe drilled fifteen wells (five oil wells and ten dry holes).

Furthermore, the Company spent a total of $16.8 million on a seismic acquisition program that covered NW Gharib, SW Gharib and SE Gharib. The seismic shoot included approximately 1,000 km2 of 3-D and 325 km of 2-D, with processing and interpretation of the data expected to be completed during the first half of 2015.

The Company and its partners did not drill any wells in Yemen in 2014 but did construct production facilities.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS
National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s on-going reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate acquisitions, net of any dispositions during the year.
In 2014, F&D and FD&A costs were negative. The negative F&D and FD&A costs are driven primarily by negative reserve revisions, most of which relate to the Company's West Gharib concession (specifically, the Lower Nukhul reserves in the Arta/East Arta fields) and the reclassification of Yemen reserves to contingent resources. The Company did not make sufficient new discoveries to offset the negative technical revisions, resulting in negative F&D and FD&A costs which are meaningless on a per Bbl basis. However, the 2014 capital costs and negative reserve revisions were used to calculate the three-year weighted average F&D and FD&A costs per Bbl.

10	2014

Proved
($000s, except volumes and $/Bbl amounts)	2014	2013	2012
Total capital expenditure	107,539	86,570	51,651
Acquisitions *	—	42,600	27,305
Dispositions	—	—	—
Net change from previous year’s future capital	(16,447)	33,027	(4,706)
	91,092	162,197	74,250
Reserve additions and revisions (MBbl)
Exploration and development	(3,619)	5,542	10,999
Acquisitions, net of dispositions	—	—	—
Total reserve additions (MBbl)	(3,619)	5,542	10,999
Average cost per Bbl
F&D **	—	21.58	4.27
FD&A **	—	29.27	6.75
Three-year weighted average cost per Bbl
F&D ***	19.93	10.81	8.77
FD&A ***	25.34	11.86	8.86
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

 ** In 2014, F&D and FD&A costs were negative. The negative F&D and FD&A costs are driven primarily by negative reserve revisions, most of which relate to the Company's West Gharib concession (specifically, the Lower Nukhul reserves in the Arta/East Arta fields) and the reclassification of Yemen reserves to contingent resources. The Company did not make sufficient new discoveries to offset the negative technical revisions, resulting in negative F&D and FD&A costs which are meaningless on a per Bbl basis.

*** In 2014, F&D and FD&A costs were negative. The negative F&D and FD&A costs are driven primarily by negative reserve revisions, most of which relate to the Company's West Gharib concession (specifically, the Lower Nukhul reserves in the Arta/East Arta fields) and the reclassification of Yemen reserves to contingent resources. The Company did not make sufficient new discoveries to offset the negative technical revisions, resulting in negative F&D and FD&A costs which are meaningless on a per Bbl basis. However, the 2014 capital costs and negative reserve revisions were used to calculate the three-year weighted average F&D and FD&A costs per Bbl.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Proved Plus Probable
($000s, except volumes and $/Bbl amounts)	2014	2013	2012
Total capital expenditure	107,539	86,570	51,651
Acquisitions *	—	42,600	27,305
Dispositions	—	—	—
Net change from previous year’s future capital	(21,948)	25,876	1,191
	85,591	155,046	80,147
Reserve additions and revisions (MBbl)
Exploration and development	(5,919)	3,233	10,888
Acquisitions, net of dispositions	—	—	—
Total reserve additions (MBbl)	(5,919)	3,233	10,888
Average cost per Bbl
F&D **	—	34.78	4.46
FD&A **	—	47.96	7.36
Three-year weighted average cost per Bbl
F&D ***	30.06	10.02	7.42
FD&A ***	39.10	10.23	7.27
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

 ** In 2014, F&D and FD&A costs were negative. The negative F&D and FD&A costs are driven primarily by negative reserve revisions, most of which relate to the Company's West Gharib concession (specifically, the Lower Nukhul reserves in the Arta/East Arta fields) and the reclassification of Yemen reserves to contingent resources. The Company did not make sufficient new discoveries to offset the negative technical revisions, resulting in negative F&D and FD&A costs which are meaningless on a per Bbl basis.

*** In 2014, F&D and FD&A costs were negative. The negative F&D and FD&A costs are driven primarily by negative reserve revisions, most of which relate to the Company's West Gharib concession (specifically, the Lower Nukhul reserves in the Arta/East Arta fields) and the reclassification of Yemen reserves to contingent resources. The Company did not make sufficient new discoveries to offset the negative technical revisions, resulting in negative F&D and FD&A costs which are meaningless on a per Bbl basis. However, the 2014 capital costs and negative reserve revisions were used to calculate the three-year weighted average F&D and FD&A costs per Bbl.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

2014	11

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average**	2014	2013	2012
Netback ($/Bbl)*	19.90	17.83	19.64	22.08
Proved F&D costs ($/Bbl) ***	19.93	—	21.58	4.27
Proved FD&A costs ($/Bbl) ***	25.34	—	29.27	6.75
F&D Recycle ratio ****	1.00	—	0.91	5.17
FD&A Recycle ratio ****	0.79	—	0.67	3.27
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), realized foreign exchange (gain) loss, cash finance costs and current income tax expense per Bbl of production.

** The negative reserves revisions and costs used in the 2014 calculation were included in the three-year weighted average recycle ratios.
*** In 2014, F&D and FD&A costs were negative, which was driven primarily by negative reserve revisions. Negative F&D and FD&A costs are meaningless on a per Bbl basis; therefore, the Company has presented these values as nil.

**** In 2014, recycle ratios were negative as a result of negative F&D and FD&A costs. Negative recycle ratios are meaningless and have therefore been presented as nil.

	Three-Year
Proved Plus Probable	Weighted
	Average**	2014	2013	2012
Netback ($/Bbl)*	19.90	17.83	19.64	22.08
Proved plus Probable F&D costs ($/Bbl) ***	30.06	—	34.78	4.46
Proved plus Probable FD&A costs ($/Bbl) ***	39.10	—	47.96	7.36
F&D Recycle ratio ****	0.66	—	0.56	4.95
FD&A Recycle ratio ****	0.51	—	0.41	3.00
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), realized foreign exchange (gain) loss, cash finance costs and current income tax expense per Bbl of production.

** The negative reserves revisions and costs used in the 2014 calculation were included in the three-year weighted average recycle ratios.
*** In 2014, F&D and FD&A costs were negative, which was driven primarily by negative reserve revisions. Negative F&D and FD&A costs are meaningless on a per Bbl basis; therefore, the Company has presented these values as nil.

**** In 2014, recycle ratios were negative as a result of negative F&D and FD&A costs. Negative recycle ratios are meaningless and have therefore been presented as nil.

The 2014 recycle ratio is negative as a result of negative F&D and FD&A costs. The negative F&D and FD&A costs are driven primarily by negative reserve revisions, most of which relate to the Company's West Gharib concession (specifically, the Lower Nukhul reserves in the Arta/East Arta fields) and the reclassification of Yemen reserves to contingent resources. The Company did not make sufficient new discoveries to offset the negative technical revisions, resulting in negative F&D and FD&A costs which are meaningless on a per Bbl basis. However, the 2014 capital costs and negative reserve revisions were used to calculate the three-year weighted average F&D and FD&A costs per Bbl, along with the respective recycle ratios.

The majority of the $25.4 million of capital expenditures spent at West Gharib during 2014 were included in future development capital at year-end 2013 resulting in minimal new reserve additions on a proved reserves ("1P") basis, which were more than offset by negative technical revisions in the Lower Nukhul. At West Bakr, 1.1 MMBbl of new reserves were added on a 1P basis on capital expenditures of $33.4 million, which did not replace the 2.0 MMBbls of reserves produced in 2014. At East Ghazalat, 0.3 MMBbl of new reserves were added on a 1P basis on capital expenditures of $8.8 million, replacing the 0.2 MMBbls of reserves produced in 2014.

The Company spent $16.8 million in 2014 on a seismic acquisition program that covered NW Gharib, SW Gharib and SE Gharib. The seismic shoot included approximately 1,000 km2 of 3-D and 325 km of 2-D, and interpretation of the data is expected to be completed during the first half of 2015. NW Gharib added minimal new reserves of 0.2 MMBls on a proved basis, and no reserves were attributed to the SW Gharib and SE Gharib concessions during 2014.

F&D costs and FD&A costs are identical in 2014, as there were no acquisitions costs in the year.
The recycle ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis.

12	2014

Recycle Netback Calculation
($000s, except volumes and per Bbl amounts)	2014	2013	2012
Net earnings	11,482	58,512	87,734
Adjustments for non-cash items:
Depletion, depreciation and amortization	51,589	49,414	46,946
Stock-based compensation	5,914	5,264	4,502
Deferred income taxes	(9,813)	(3,500)	(528)
Amortization of deferred financing costs	1,106	1,109	1,265
Amortization of deferred lease inducement	442	449	458
Unrealized (gain) loss on commodity contracts	—	—	125
Unrealized foreign exchange (gain) loss	(6,476)	(4,968)	(141)
Unrealized (gain) loss on financial instruments	(11,589)	(5,254)	425
Impairment loss	71,373	30,071	76
Other adjustments:
Other revenue	(9,250)	—	—
Recycle netback*	104,778	131,097	140,862
Sales volumes (MBbl)	5,878	6,674	6,380
Recycle netback per Bbl*	17.83	19.64	22.08
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

OUTSTANDING SHARE DATA
As at December 31, 2014, the Company had 75,239,161 common shares issued and outstanding and 6,026,967 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 6,026,967 common shares of the Company.
As at March 3, 2014, the Company had 75,259,161 common shares issued and outstanding and 5,929,300 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,929,300 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at December 31, 2014 (December 31, 2013 - 0.6 times). This was within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2014 and 2013:

Sources and Uses of Cash
($000s)	2014	2013
Cash sourced
Funds flow from operations*	120,489	139,118
Increase in long-term debt	—	23,550
Exercise of options	2,562	1,301
	123,051	163,969
Cash used
Capital expenditures	107,539	129,170
Dividends paid	18,752	—
Deferred financing costs	—	2,221
Transfer to restricted cash	2	764
Repayment of long-term debt	—	42,000
Finance costs	7,289	7,277
Other	1,135	1,788
	134,717	183,220
	(11,666)	(19,251)
Changes in non-cash working capital	29,964	58,369
Increase (decrease) in cash and cash equivalents	18,298	39,118
Cash and cash equivalents – beginning of year	122,092	82,974
Cash and cash equivalents – end of year	140,390	122,092
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

2014	13

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company funded its 2014 exploration and development program of $107.5 million and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At December 31, 2014, the Company had working capital of $229.7 million (December 31, 2013 - $242.0 million). The decrease to working capital in 2014 is principally due to a decrease in accounts receivable in the amount of $30.1 million combined with an increase in accounts payable of $6.8 million. These changes were partially offset by an $18.3 million increase in cash and cash equivalents and an $8.4 million increase in prepaid expenses. The majority of the Company’s accounts receivable are due from EGPC, and the continued economic challenges in the country have increased EGPC's credit risk, which has in turn increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. The Company collected a total of $233.5 million in 2014, bringing the year-end receivable balance to its lowest point since the second quarter of 2011. Furthermore, the Company entered into a new joint marketing agreement in December 2014 which will allow the Company to directly contract oil shipments with international buyers beginning in 2015. The Company anticipates that the new marketing process will reduce or eliminate any future issues regarding collections on receivables for oil sales, and will significantly reduce the Company's credit risk on a go-forward basis.
To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks").
At December 31, 2014, TransGlobe had $85.5 million available under the Borrowing Base Facility of which no amounts were drawn.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	45,150	45,150	—	—	—
Convertible debentures	Yes - Liability	69,093	—	69,093	—	—
Office and equipment leases [3]	No	8,132	2,500	3,010	1,808	814
Minimum work commitments [4]	No	32,366	750	31,616	—	—
Total		154,741	48,400	103,719	1,808	814
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2014 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($16.3 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $18.7 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.5 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $5.0 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $4.9 million towards meeting that commitment.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million ($7.7 million remaining) and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $0.3 million towards meeting that commitment.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report prepared by DeGolyer effective December 31, 2014, no additional fees are due in 2015.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2014.

14	2014

SUBSEQUENT EVENTS
Joint Marketing Agreement
The Company entered into a joint marketing agreement with EGPC in late December 2014. The new agreement, which became effective in January 2015, will allow TransGlobe to directly contract oil shipments with international buyers. The first oil shipment under this agreement was lifted from the Ras Gharib terminal on January 24, 2015 and has been contracted for sale and delivery to the end buyer in early March. Assuming the continued cooperation of EGPC, TransGlobe anticipates that the joint marketing agreement will substantially reduce the Company's credit risk on a go-forward basis. A typical cargo size for the Ras Gharib Blend is 75,000 to 80,000 tonnes (500,000 to 550,000 Bbls).
NW Sitra Concession
On January 8, 2015, the NW Sitra exploration concession was ratified into law. Pursuant to the PSC for NW Sitra, the Company has a minimum financial commitment of $10.0 million and a work commitment of two wells plus 300 square kilometers of 3-D seismic during the initial 3.5 year exploration period.

Yemen Relinquishments

In January 2015, the Company relinquished its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest) in Yemen (effective March 31, 2015 and February 28, 2015, respectively) due to ongoing political and tribal turmoil in the vicinity of the blocks. Block 32 is a mature asset which has become uneconomic due to declining production and high fixed costs. On Block 72 the Company has been waiting over three years to drill the Gabdain #3 exploration well due to security issues which are unlikely to improve in the near to medium term. There are no forward obligations or commitments on Block 32 or Block 72.

The Company has retained its 25% working interest in Block S-1 and Block 75 and reclassified the Block S-1 reserves to contingent resources. Block S-1 remains shut-in since January 2014 due to continued attacks on the oil sales pipeline primarily related to ongoing labor disputes. Block S-1 could be placed back on production if the pipeline is repaired and remains operational.

OFF BALANCE SHEET ARRANGEMENTS
The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the Consolidated Balance Sheet as of December 31, 2014.
RISKS
TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

•	Financial risks;

•	Market risks (such as commodity price, foreign exchange and interest rates);

•	Credit risks;

•	Liquidity risks;

•	Operational risks including capital, operating and reserves replacement risks;

•	Safety, environmental, social and regulatory risks; and

•	Political risks.
Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.
The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
The ongoing political changes in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. Continued instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a very strong liquidity position and management regularly evaluates operational and financial risk strategies and continues to monitor the 2015 capital budget and the Company’s long-term plans. Furthermore, the Company entered into a joint marketing agreement with EGPC in late December 2014 in an effort to gain more control over the Company's cash inflows. It is expected that the new agreement will decrease the Company's financial risk on a go-forward basis.

2014	15

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.
Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production.
Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company uses financial derivative contracts from time to time as deemed necessary to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the year ended December 31, 2014 of approximately $7.7 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $6.3 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds on an expedited basis, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2014 was $4.2 million (2013 - $6.6 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would result in an increase in the net earnings for the year ended December 31, 2014 of approximately $0.5 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net earnings by $0.3 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2014 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. Since the Company did not have any amounts drawn on its variable-interest, U.S.-dollar-denominated debt at any time in 2014, the effect of interest rates increasing or decreasing by 1% would have no impact on the Company's net earnings for the year ended December 31, 2014.
Credit Risk
Credit risk is the risk of loss if counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. Despite these factors, the Company expects to collect this account receivable in full, although there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.
TransGlobe entered into a joint marketing agreement with EGPC in December 2014. The new agreement, which became effective in January 2015, will allow TransGlobe to directly contract oil shipments with international buyers. The Company anticipates that this new marketing agreement will substantially reduce outstanding accounts receivable and credit risk on a go-forward basis.
In Egypt, the Company sold all of its 2014 and 2013 production to EGPC. In Yemen, the Company sold all of its 2014 Block 32 production to one purchaser, and all of its 2013 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2014 and 2013. Management considers such transactions normal for the Company and the international oil industry in which it operates.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

16	2014

Although the Company's Egyptian PSCs clearly state that the Company may transfer funds out of Egypt at its discretion, there is no certainty that in the future exchange controls will not be implemented that would prevent the Company from transferring funds abroad. In Egypt, the Government has imposed monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. The Egyptian central bank may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to transfer funds to the Company and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's funds held in Egypt.
To date, the Company has experienced no difficulties with transferring funds abroad.
Operational Risk
The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.
Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.
To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.
The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.
Safety, Environmental, Social and Regulatory Risk
To mitigate safety, environmental and social risks, TransGlobe conducts its operations in accordance with the Company's Social, Environmental, Health and Safety Policy to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a Whistleblower Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.
Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.
Political Risk
TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, economic and legal sanctions and other uncertainties arising from foreign governments.
Egypt has been experiencing significant political changes over the past four years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. In 2014, the Egyptian government took several positive steps toward stability, including implementing higher gasoline, diesel and natural gas prices to reduce the subsidies carried by the government. The current government has added stability in the Egyptian political landscape, however, the possibility of future political changes exists. Future political changes could have a negative impact on the Company's operations.
After several years of continued political turmoil, governing power in Yemen now appears to reside with a tribal group that overran the capital in early 2015. The UN and other parties are working to broker a resolution to the political turmoil but it remains unresolved at this time. As a result of the continued and deteriorating risk profile, TransGlobe has written its Yemen assets down to nil on the Consolidated Balance Sheet.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses.
The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements.
Oil and Gas Reserves
TransGlobe's Proved and Probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

2014	17

Property and Equipment and Intangible Exploration and Evaluation Assets
Recognition and measurement
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as incurred and presented as exploration expenses on the Consolidated Statements of Earnings and Comprehensive Income.
Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.
Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each cash generating unit is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.

Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets, and any eventual reversal thereof, are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Production Sharing Concessions
International operations conducted pursuant to PSCs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSCs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs ("Cost Recovery Oil") and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each quarter. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

18	2014

Financial Instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, convertible debentures payable and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents and convertible debentures payable. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, and long-term debt are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts as at fair value through profit or loss and to record on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IAS 36 (revised) “Impairment of Assets: Recoverable Amounts Disclosures for Non-Financial Assets”
The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements. The amendments require retrospective application. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.

2014	19

IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following Standard which has not yet been applied in these Consolidated Financial Statements has been issued but is not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement . IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements; however, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, a new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. The Company does not currently apply hedge accounting. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. The Company is currently evaluating the impact these amendments may have on its Consolidated Financial Statements.

IFRS 15 "Revenue from Contracts with Customers"
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers replacing IAS 11 Construction Contracts, IAS 18 Revenue, and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. Disclosure requirements have also been expanded. The new standard is effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact these amendments may have on its Consolidated Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES
As of December 31, 2014, an evaluation was carried out under the supervision, and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that all information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2014. No changes were made to the Company's internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

20	2014